100 Corporate Court South Plainfield, NJ 07080 908.222.7000 www.ptcbio.com

March 1, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          PTC Therapeutics, Inc. (Withdrawal of Form RW)

Ladies and Gentlemen:

On February 27, 2018, PTC Therapeutics, Inc. (the “Company”), inadvertently submitted, via electronic filing, a Form RW requesting withdrawal of its Registration Statement on Form S-3ASR (333-226992) instead of a Form POS ASR post-effective amendment to deregister unsold securities and withdraw the Registration Statement.  The Company hereby requests that such Form RW request be withdrawn.  On February 28, 2019, the Company submitted, via electronic filing, a Form POS ASR post-effective amendment to remove and withdraw the Registration Statement with respect to all unsold securities registered pursuant thereto and, as a result, the Registration Statement is no longer effective as of the filing of such post-effective amendment.

Respectfully,

/s/ Mark Boulding

Executive Vice President and Chief Legal Officer

Mark Boulding
Executive Vice President and Chief Legal Officer
908-912-9103, mboulding@ptcbio.com